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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM 12b-25

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         COMMISSION FILE NUMBER: 0-8410

                           NOTIFICATION OF LATE FILING

(Check One):

(  ) Form 10-K (  ) Form 11-K (  ) Form 20-F (X) Form 10-Q (  ) Form N-SAR
     For Period Ended: September 30, 2000
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(  ) Transition Report on Form 10-K         (  ) Transition Report on Form 10-Q
(  ) Transition Report on Form 20-F         (  ) Transition Report on Form N-SAR
(  ) Transition Report on Form 11-K
     For the Transition Period Ended:
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     Read Attached Instruction Sheet Before Preparing Form. Please Print or
Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: N/A

                                     PART I
                             REGISTRANT INFORMATION

     Full Name of Registrant: Wyant Corporation

     Former Name if Applicable: N/A

     Address of Principal Executive Office (Street and Number): 1170 U.S. Highway 22 East, Suite 203

     City, State and Zip Code: Bridgewater, New Jersey 08807


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                                    PART II
                            RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

(Check box if appropriate.)

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(X)  (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(X) (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

( )  (c) The accountant's statement or other exhibit required by Rule 12b-25(c)
         has been attached if applicable.
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                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

     The Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000 could not be filed within the prescribed time period due to the allocation of resources otherwise traditionally used to prepare such Form 10-Q to the investigation of the potential accounting irregularities disclosed in the Registrant's Form 8-K filed on November 2, 2000.

                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

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        Marc D'Amour                              (514) 636-9926
           (Name)                         (Area Code) (Telephone Number)
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     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). (X) Yes ( ) No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
(X) Yes ( ) No


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If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant expects that the Registrant's income from continuing operations before income taxes for the quarter ended September 30, 2000 will be approximately $200,000, as compared to $362,000 for the same period in 1999. Such change includes the effect of increases in reserves for doubtful accounts receivable and obsolete inventories of approximately $145,000 and $300,000, respectively, as disclosed in the Registrant's Form 8-K filed on November 2, 2000.

                                                 Wyant Corporation
                                    (Name of Registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  November 15, 2000                      By:  /s/ Marc D'Amour
                                                   ----------------
                                                Name:  Marc D'Amour

                                    Title: Chief Financial Officer and Treasurer